September 12, 2024

Evangelos Perros
Chief Financial Officer
Pagaya Technologies Ltd.
90 Park Ave, 20th Floor
New York, NY 10016

       Re: Pagaya Technologies Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 8, 2024
           File No. 001-41430
Dear Evangelos Perros:

       We have reviewed your August 15, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
Operating and Financial Review and Prospects
A. Operating Results
Reconciliation of Non-GAAP Financial Measures, page 77

1. We understand from your response to prior comment 1 that you believe operating income would be more directly comparable to your non-GAAP measure of FRLPC than gross profit because the measure "represents the operating income potential of Payaga based on network volume (a non financial metric)," although you do not explain how "operating income potential" is reflected in FRLPC as a non-GAAP historical performance measure, or why such potential would be more clearly measured by historical measures of revenue less production costs, than revenues less production costs and other costs that are attributable to the generation of revenue in accordance with GAAP. September 12, 2024
Page 2

       Given the observations above and considering that your proposed reconciliation adds back three of four operating expense line items, including (i) technology, data and production development (ii) sales and marketing and (iii) general and administrative expense, all of which you describe as "not closely correlated to, or variable with, the generation of fee revenue," we continue to believe that you will need to identify gross profit as the most directly comparable measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

       Given your emphasis on Network Volume as a key performance metric, and considering your intentions to begin reporting FRLPC as a percentage of Network Volume, it also appears that you should expand your disclosures to more clearly explain how the percentage reflects the effectiveness of your business strategies, as expressed in your response, and to describe the particular attributes of the Network and your approach to measuring volume. For example, describe your business strategies in terms that correlate with the relationship between FRLPC and Network Volume so that investors may better understand how effective your strategies have been for each period.

       Please also disclose the corresponding percentage of gross margin divided by Network
       Volume and explain how "the gross dollar amount of assets originated" and "the gross dollar value of services" are measured in compiling the metric, describe the nature of the assets and the services to which dollar amounts are ascribed, and indicate how you establish that assets have been originated or that services have been rendered using your technology during the periods covered by your financial statements.


       Please contact Yolanda Guobadia at 202-551-3562 or Yong Kim at 202-551-3323 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation